Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020

Date of Report: August 12, 2020

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting, as issued by the International Accounting Standards Board. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2019 and related notes thereto, which are available under Maverix’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2020, the Company elected to change its presentation currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”). The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. All amounts in this MD&A are expressed in USD, unless identified otherwise.

Table of Contents

Description of the Business	3
Highlights For The Three and Six Month Periods Ended June 30, 2020	3
COVID-19 Pandemic	4
Outlook for 2020	5
Portfolio of Royalty, Stream and Other Interests Owned by Maverix at June 30, 2020	5
Summary of Quarterly Results	7
Non-IFRS and Other Measures	12
Liquidity and Capital Resources	14
Off-Balance Sheet Arrangements	15
Related Party Transactions	15
Critical Accounting Estimates and Judgements	15
Financial Instruments	16
Outstanding Share Data	17
Risks and Uncertainties	17
Internal Controls Over Financial Reporting	19
Disclosure Controls and Procedures	19
Forward-Looking Statements and Technical Information	20

2

Description of the Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for the life of mine or a specified time period.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests. The Company currently has over 100 Royalties and Streams, of which 13 of the underlying mines are paying, excluding royalty payments from industrial minerals and power assets.

Highlights For The Three and Six Month Periods Ended June 30, 2020

Financial and Operating:

•	Record revenue of $11.0 million for the three months ended June 30, 2020;

•	Record operating cash flow excluding working capital changes of $8.5[1] million for the three months ended June 30, 2020;

•	Total attributable gold equivalent ounces sold of 6,412[1] and 12,283[1] for the three and six months ended June 30, 2020;

•	Operating cash flow of $6.6 million and $11.5 million for the three and six months ended June 30, 2020;

•	Cash operating margin of $1,572[1] and $1,498[1] per attributable gold equivalent ounce sold for the three and six months ended June 30, 2020;

•	Average cash cost of $139[1] and $152[1] per attributable gold equivalent ounce sold for the three and six months ended June 30, 2020; and

•	Record net income of $3.1 million the three months ended June 30, 2020.

Amendment to Beta Hunt Royalty Interests

On June 30, 2020, the Company and Karora Resources Inc. (“Karora”) announced an agreement to reduce the gold royalties at Karora’s Beta Hunt mine from 7.5% to 4.75% effective July 1, 2020 in exchange for cash consideration of $18.0 million (the “Beta Hunt Royalty Amendment”). The reduced royalty burden on the Beta Hunt mine will allow both the Company and Karora shareholders to benefit from a renewed focus on exploration, development and potential future production growth at the Beta Hunt mine. The Beta Hunt Royalty Amendment is expected to close in the third quarter of this year, and upon closing, the Company will receive $15.5 million and will receive the remaining $2.5 million of consideration in January 2021.

Argonaut Gold Acquired Alio Gold and Announces Updated Life of Mine Plan for the Florida Canyon Mine

On July 1, 2020, Argonaut Gold Inc. (“Argonaut Gold”) announced it completed the previously announced business combination with Alio Gold Inc. (“Alio Gold”), the owner of the Florida Canyon mine where the company holds a 3% NSR Royalty. On July 3, 2020, Argonaut Gold announced the results of an updated life of mine plan for the Florida Canyon mine, which included average production of 77,000 gold ounces over 9.5 years. For more information, please refer to www.argonautgold.com and the news release dated July 3, 2020.

Updated Life of Mine Plan at the Mt Carlton Mine

On June 19, 2020, Evolution Mining Limited (“Evolution”) provided an update regarding the Mt Carlton mine. An extensive grade control infill program of 204 drill holes was recently completed post the December 31, 2019 Mineral Resources and Ore Reserves Statement prepared by Evolution. The improved understanding of the geological controls on grade distribution indicated a reduction of approximately 75,000 gold ounces from the Life of Mine Plan at the Mt Carlton mine. For more information please refer to www.evolutionmining.com.au and the news release dated June 19, 2020.

Secondary Offering and Exercise of Warrants By Pan American

On May 28, 2020, the Company and Pan American Silver Corp. (“Pan American”) announced they entered into an agreement with a syndicate of underwriters, pursuant to which Pan American undertook an overnight marketed public offering of 9,000,0000 common shares of the Company held by Pan American (the “Secondary Offering”). In addition, Pan American granted the underwriters an over-allotment option to purchase up to an additional 15% of the number of shares of the Company sold in the Secondary Offering for up to 30 days after closing, on the same terms and conditions as the Secondary Offering. Concurrently, Pan American also notified the Company of its intention to exercise 8,250,000 warrants upon closing of the Secondary Offering.

1 Refer to section on non-IFRS and other measures of this MD&A.

3

On June 5, 2020, the Company and Pan American announced the closing of the Secondary Offering, including the exercise in full of the over-allotment option. Concurrent with the closing of the Secondary Offering, Pan American exercised 8,250,000 warrants of the Company and the Company received $15.6 million in gross proceeds.

TMAC to Be Acquired by SD Gold:

On May 8, 2020, TMAC Resources Inc. (“TMAC”) announced it has entered into a definitive agreement with Shandong Gold Mining Co. Ltd. (“SD Gold”) pursuant to which SD Gold has agreed to acquire all of the outstanding shares of TMAC at a price of CAD$1.75 per share in cash. 1 On June 26, 2020, TMAC announced that, at a special meeting of shareholders, their shareholders approved a special resolution with respect to the previously announced plan of arrangement (the “Transaction”) with SD Gold. 2 On June 30, 2020, TMAC announced it had received a final order from the Ontario Superior Court of Justice approving the previously announced plan of arrangement with SD Gold. 3 Subject to obtaining all required regulatory approvals and satisfying all required conditions, the Transaction is expected to close in the third quarter of 2020. 4

Quarterly Dividend Declared:

On August 12, 2020, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on September 15, 2020 to shareholders of record as of the close of business on August 31, 2020.

COVID-19 Pandemic

The Company continues to monitor and assess potential impacts of the novel coronavirus, also known as COVID-19, on its employees and business. In response to the COVID-19 pandemic, the Company closed its office, implemented a travel ban, and directed all of its employees to work remotely. No employees have contracted COVID-19.

Though the current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets, as at the date of this MD&A, Maverix is only aware of three operations in which it has a Royalty or Stream interest being impacted, being the La Colorada mine, the San Jose mine and the Hope Bay Mine.

On March 31, 2020, the Government of Mexico announced extraordinary measures in response to COVID-19 pandemic, which included the suspension of all non-essential services, including mining. As a result, the Company’s operating partners of the La Colorada mine where the Company has a 100% gold Stream, and the San Jose mine where the Company has a 1.5% NSR Royalty on the Taviche Oeste concession, temporarily suspended operations.5 On May 13, 2020, the Government of Mexico added mining to its list of essential businesses, with those essential businesses in municipalities with little-to-no transmission of COVID-19 able to resume operations on May 18, 2020. On June 1, 2020, Pan American announced operations had resumed at La Colorada, with the mine initially operating at a reduced capacity to accommodate new protocols in response to COVID-19.6 On May 26, 2020, Fortuna Silver Mines, Inc.

1 Please refer to TMAC’s news release dated May 8, 2020.

2 Please refer to TMAC’s news release dated June 26, 2020.

3 Please refer to TMAC’s news release dated June 30, 2020.

4 Please refer to TMAC’s news release dated July 17, 2020.

5 Please refer to Pan American’s news release dated April 1, 2020 and Fortuna’s news release dated April 2, 2020.

6 Please refer to Pan American’s news release dated June 1, 2020.

4

(“Fortuna”) announced that production activities resumed at the San Jose mine and production has resumed at nameplate capacity of 3,000 tonnes per day.1

On March 30, 2020, TMAC made the decision to scale down operations and reduce its workforce. On June 11, 2020, TMAC announced they continue to operate the processing plant with material from stockpiles and limited mine production as part of their response to the COVID-19 pandemic. TMAC expects to continue operating at a reduced level for the foreseeable future. Ramping up to full operating levels would be pursued following the completion of the Transaction with SD Gold (discussed further under the Highlights section above).2 On July 17, 2020, TMAC announced its second quarter 2020 results, which despite the reduced operating capacity the Hope Bay mine was able to produce 28,970 ounces of gold in the second quarter and 61,260 ounces in the first half of 2020.3

Other than the three operations noted above, no specific announcements have been made by any of Maverix’s other operating partners indicating a material impact on their mining operations.

There are a number of potential impacts that could restrict our operating partners’ ability to operate as a result of the COVID-19 pandemic. Mining operations in which Maverix holds a Royalty or Stream interest could be suspended for precautionary purposes or as governments declare states of emergency or take other actions in an effort to combat the spread of COVID-19. Refer to the “Risks and Uncertainties” section of this MD&A.

At June 30, 2020, the Company had $46.4 million of cash and cash equivalents. As a precautionary measure to increase immediately available liquidity and for future acquisitions of Royalties and Streams, the Company drew down $20.0 million under its credit facility during the six months ended June 30, 2020. In addition, at June 30, 2020, the Company had $44.0 million available under its credit facility. Subsequent to June 30, 2020, the Company repaid $16.0 million, leaving $60.0 million available under the credit facility.

Outlook for 20204

The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company prudently withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

Portfolio of Royalty, Stream and Other Interests Owned by Maverix at June 30, 2020

As at June 30, 2020, the Company owned over 100 Royalties, Streams and other interests. Maverix has thirteen Royalties and Streams that are currently paying, including three in Australia, three in the United States, two in Mexico, two in Canada, and one in each Honduras, Burkina Faso and Russia. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in North America, South America, and Australia, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

1 Please refer to Fortuna’s news release dated May 26, 2020.

2 Please refer to TMAC’s news release dated June 11, 2020.

3 Please refer to TMAC’s news release dated July 17, 2020.

4 Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

5

Primary Properties:

The following table summarizes the Streams that Maverix owns:

Asset	Location	Operator	Status	MMX Attributable Production	MMX Purchase Price
La Colorada	Mexico	Pan American Silver Corp.	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Northern Vertex Mining Corp.	Paying	100% of silver(1)	20% of silver spot price
El Mochito	Honduras	Kirungu Corporation	Paying	22.5% of silver(2)	25% of silver spot price
La Bolsa	Mexico	Pan American	Development	5% of gold	Lesser of (i) US$450 per ounce and (ii) spot price

(1) After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)  If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

The following table summarizes the principal Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries:

Asset	Location	Operator	Status	Royalty Interest
Hope Bay	Canada	TMAC Resources Inc.	Paying	2.5% + 0.25%(1) NSR Royalty
Beta Hunt	Australia	Karora Resources Inc.	Paying	6.0% GRR, and 1.5% NSR Royalties on all Gold production(2), and; 1.5% total NSR Royalties on all Nickel production
Karma	Burkina Faso	Endeavour Mining Corporation	Paying	2.0% NSR Royalty
Florida Canyon	USA	Argonaut Gold Inc.	Paying	3.0% NSR Royalty
Omolon	Russia	Polymetal International plc	Paying	2.0% GRR Royalty
Mt Carlton	Australia	Evolution Mining Ltd.	Paying	2.5% NSR Royalty
Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR
San Jose (Taviche Oeste)	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty on production from the Taviche Oeste concessions
Moose River Consolidated (Touquoy)	Canada	St Barbara Limited	Paying	1.0% NSR Royalty on the Touquoy deposit
Relief Canyon	USA	Americas Gold and Silver Corp.	Operating	2.0% NSR Royalty(3)
Kensington	USA	Coeur Mining, Inc.	Operating	2.5% GRR(4)
Silvertip	Canada	Coeur Mining, Inc.	Suspended	2.5% NSR Royalty
Goldfield (Gemfield)	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty on the Gemfield deposit
McCoy-Cove	USA	Premier Gold Mines Ltd.	Development	3.5% NSR Royalty(5)
DeLamar (DeLamar)	USA	Integra Resources Corp.	Development	2.5% NSR Royalty(6)
Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty
Cerro Casale	Chile	Barrick Gold Corporation	Development	1.25% GRR on 25% of Revenues(7)
Monument Bay	Canada	Yamana Gold Inc.	Advanced Exploration	1.5% NSR Royalty

(1) Until the 1.5% NSR royalty interest is registered against the underlying property.

(2) On June 30, 2020, the Company and Karora announced an agreement to amend the gold royalties to 4.75% of gold production.

(3) NSR royalty covers a portion of the existing mineral resource.

(4) NSR royalty covers a portion of the existing resource and decreases to a 1.0% NSR Royalty after CAD$10 million in royalties have been paid.

(5) 2.0% of the NSR royalty only covers a portion of the deposit.

(6) 2.5% of the NSR royalty only covers a portion of the deposit.

(7) Royalty commences after US$10M payable under the agreement.

6

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Statement of Income (Loss) and Comprehensive (Loss) Income
Royalty revenue	$7,784	$6,076	$6,741	$6,469
Sales	3,187	3,214	3,758	4,085
Total revenue	10,971	9,290	10,499	10,554
Cash flow from operating activities	6,616	4,846	7,457	6,033
Net income (loss)	3,076	860	(11,237)	1,802
Basic earnings (loss) per share	0.03	0.01	(0.10)	0.02
Diluted earnings (loss) per share	0.02	0.01	(0.10)	0.02
Dividends declared per share	$0.01	$0.01	$0.01	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$3,010	$996	$3,008	$1,796
Adjusted basic earnings per share	$0.02	$0.01	$0.03	$0.02
Total Attributable Gold Equivalent ounces sold	6,412	5,871	7,096	7,208
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,711	$1,582	$1,480	$1,464
Average cash cost per Total Attributable Gold Equivalent ounce sold	139	167	171	169
Cash flow from operating activities, excluding changes in non-cash working capital	$8,479	$5,733	$7,869	$7,655

Statement of Financial Position
Total assets	$340,190	$307,420	$315,135	$257,736
Total non-current liabilities	$76,000	$66,000	$69,000	$51,000

Quarter Ended (in thousands of USD, except for Attributable Gold Equivalent ounce and per share amounts)	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Statement of Income and Comprehensive Income
Royalty revenue	$4,418	$4,169	$5,397	$6,031
Sales	2,573	1,499	1,421	1,470
Total revenue	6,991	5,668	6,818	7,501
Cash flow from operating activities	5,343	2,128	8,392	3,679
Net income	610	1,158	867	627
Basic earnings per share	0.01	0.01	0.01	0.01
Diluted earnings per share	0.01	0.01	0.01	0.01
Dividends declared per share	$0.00	$0.00	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$831	$1,323	$526	$982
Adjusted basic earnings per share	$0.01	$0.01	$0.00	$0.01
Total Attributable Gold Equivalent ounces sold	5,359	4,358	5,650	6,195
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,305	$1,301	$1,207	$1,211
Average cash cost per Total Attributable Gold Equivalent ounce sold	156	152	164	167
Cash flow from operating activities, excluding changes in non-cash working capital	$4,050	$3,894	$5,292	$5,125

Statement of Financial Position
Total assets	$217,064	$220,512	$215,205	$206,234
Total non-current liabilities	$12,500	$16,800	$12,300	$5,500

1 Refer to section on non-IFRS and other measures of this MD&A.

7

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019

For the three months ended June 30, 2020, the Company had a record net income of $3.1 million and cash flow from operations of $6.6 million compared with net income and cash flow from operations of $0.6 million and $5.3 million for the three months ended June 30, 2019. The increase in net income and cash flow were attributable to a combination of factors including:

•	An increase in royalty revenue of $1.4 million from the Beta Hunt mine as Karora continues to ramp up production. Karora discovered the Father’s Day Vein, a high-grade gold discovery area at the Beta Hunt mine in September 2018 and subsequently announced the temporary suspension of bulk mining production, which resulted in lower royalty revenue and cash flow for three months ended June 30, 2019. Cash flows remained consistent with the comparable period due to the timing of payments from 2018 royalty revenue;

•	The Company acquired a 100% silver stream on the paying Moss mine in December 2018. Production at the Moss mine has been ramping up since commercial production was declared on September 1, 2018, resulting in an increase in both sales and cash flows of $1.1 million and $0.9 million, respectively;

•	In August 2019, the Company acquired the 1.5% NSR Royalty and 0.25% NSR Royalty (collectively the “Additional Hope Bay Royalties”) in addition to the Company’s already owned 1.0% NSR Royalty on the Hope Bay mine. The acquisition of the Additional Hope Bay Royalties contributed to the increase in both royalty revenue and cash flows of $0.8 million and $0.6 million, respectively;

•	In December 2019, the Company acquired a paying royalty on the Omolon mine as part of the acquisition of the Royalty portfolio from Kinross Gold Corporation (the “Kinross Portfolio”), which provided royalty revenue of $0.8 million and cash flows of $0.2 million;

•	A 31% increase in the average realized gold price per Total Attributable Gold Equivalent ounce sold; and

•	Net income was increased due to a decrease in share-based compensation of $0.3 million due to the timing of share-based compensation grants.

Partially offset by:

•	Decrease in both sales and cash flow of $0.9 million and $0.7 million, respectively, from El Mochito due to the Company acquiring the paying El Mochito Stream at the end of March 2019 and the second quarter of 2019 including silver entitlement from January 1, 2019;

•	Decrease in both sales and cash flow of $0.3 million and $0.2 million from Silvertip as mining and processing activities were suspended in early 2020 due to deteriorating zinc and lead market conditions;

•	Both net income and cash flow from operations were reduced by $0.1 million from the cost of acquiring more gold and silver under the Company’s Stream agreements with respect to increased sales;

•	Net income decreased by $1.0 million due to the increase in depletion charges associated with the increase in total revenue for the period; and

•	Net income was reduced by an increase in finance expense of $0.4 million due to an increase in drawn and available amounts under the Company’s credit facility.

8

For the three months ended June 30, 2020, the Company had record total revenue of $11.0 million and Attributable Gold Equivalent ounces sold were 6,4121 compared with total revenue of $7.0 million and Attributable Gold Equivalent ounces sold of 5,3591 for the three months ended June 30, 2019.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces sold for the three months ended June 30, 2020 and 2019:

	Three months ended June 30, 2020			Three months ended June 30, 2019
(in thousands of USD, except for Attributable Gold Equivalent ounce amounts)	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Sold[1]	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	$	$	Ounces
Beta Hunt	1,937	-	1,131	570	-	435
El Mochito	-	354	207	-	1,286	990
Florida Canyon	659	-	385	399	-	305
Hope Bay	1,318	-	770	494	-	377
Karma	659	-	386	445	-	339
La Colorada	-	1,341	785	-	862	668
Moose River	478	-	279	239	-	182
Moss	-	1,492	872	-	425	325
Mt Carlton	850	-	497	962	-	737
Omolon	795	-	464	-	-	-
San Jose	373	-	217	414	-	318
Silvertip	-	-	-	307	-	235
Vivien	523	-	306	552	-	422
Other	192	-	113	36	-	26
Consolidated total	7,784	3,187	6,412	4,418	2,573	5,359

Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

For the six months ended June 30, 2020, net income and cash flow from operations were $3.9 million and $11.5 million, respectively, compared with a net income and cash flow from operations of $1.8 million and $7.5 million for the six months ended June 30, 2019. The change is attributable to a combination of factors including:

•	An increase in royalty revenue of $2.7 million and cash flows of $1.7 million from the Beta Hunt mine as Karora continues to ramp up production. Karora discovered the Father’s Day Vein, a high-grade gold discovery area at the Beta Hunt mine in September 2018 and subsequently announced the temporary suspension of bulk mining production, which resulted in lower royalty revenue and cash flow the for six months ended June 30, 2019;

•	The Company acquired a 100% silver stream on the paying Moss mine in December 2018. Production at the Moss mine has been ramping up since commercial production was declared on September 1, 2018, resulting in an increase in both sales and cash flows of $2.2 million and $1.8 million, respectively;

•	The acquisition of the Additional Hope Bay Royalties contributed to the increase in both royalty revenue and cash flows of $1.5 million and $1.0 million, respectively;

•	A 27% increase in the average realized gold price per Total Attributable Gold Equivalent ounce sold; and

•	In December 2019, the Company acquired a paying royalty on the Omolon mine as part of the Kinross Portfolio, which provided royalty revenue of $1.0 million and cash flows of $0.7 million.

1 Refer to section on non-IFRS and other measures of this MD&A.

9

Partially offset by:

•	Decrease in royalty revenue of $0.4 million and cash flow of $0.6 million from the Mt Carlton mine as a consequence of the fact that the ore body in the open pit and underground was narrower and more irregular than originally modeled;

•	Decrease in both sales and cash flow of $0.7 million and $0.5 million from the El Mochito mine;

•	Decrease in both sales and cash flow of $0.5 million and $0.2 million from Silvertip as mining and processing activities were suspended in early 2020 due to deteriorating zinc and lead market conditions;

•	Both net income and cash flow from operations were reduced by $0.4 million from the cost of acquiring more gold and silver under the Company’s Stream agreements with respect to increased sales;

•	Net income decreased by $2.2 million due to the increase in depletion charges associated with the increase in total revenue for the period;

•	Both net income and cash flow from operations were reduced by an increase in administration and project evaluation expenses of $1.2 million due to the increase in cash general and administrative and project evaluation expenses of the Company to acquire and then manage its growing portfolio of assets; and

•	Net income was reduced by an increase in finance expense of $0.9 million due to an increase in drawn and available amounts under the Company’s credit facility.

For the six months ended June 30, 2020, total revenue was $20.3 million and Attributable Gold Equivalent ounces sold were 12,2831 compared with total revenue of $12.7 million and Attributable Gold Equivalent ounces sold of 9,7171 for the comparable period in 2019.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces sold for the six months ended June 30, 2020 and 2019:

	Six months ended June 30, 2020			Six months ended June 30, 2019
(in thousands of USD, except for Attributable Gold Equivalent ounce amounts)	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Sold[1]	Royalty Revenue	Sales	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	$	$	Ounces
Beta Hunt	3,870	-	2,350	1,190	-	910
El Mochito	-	620	375	-	1,286	990
Florida Canyon	1,124	-	678	783	-	599
Hope Bay	2,527	-	1,532	1,004	-	768
Karma	1,359	-	827	973	-	744
La Colorada	-	2,826	1,735	-	2,048	1,589
Moose River	864	-	523	520	-	398
Moss	-	2,955	1,794	-	738	565
Mt Carlton	1,191	-	712	1,638	-	1,255
Omolon	964		571	-	-	-
San Jose	813	-	495	733	-	562
Silvertip	-	-	-	535	-	410
Vivien	815	-	490	1,082	-	828
Other	333	-	201	129	-	99
Consolidated total	13,860	6,401	12,283	8,587	4,072	9,717

1 Refer to section on non-IFRS and other measures of this MD&A.

10

For the Three Months Ended June 30, 2020 Compared to Other Quarters Presented

When comparing net income of $3.1 million and cash flow from operations of $6.6 million for the three months ended June 30, 2020 with net income (loss) and operating cash flows for other quarters presented in the table of Summary of Quarterly Results above, the following items impact comparability of the analysis:

•	The Company recognized a non-cash impairment of $14.2 million on its Amulsar royalty interest during the three months ended December 31, 2019;

•	Karora discovered the Father’s Day Vein, resulting in the Company recognizing royalty revenue of $2.4 million and $2.1 million for the three months ended September 30, 2018 and December 31, 2018, respectively. Subsequent to the discovery of the Father’s Day Vein, Karora announced the temporary suspension of bulk mining to focus on exploration and delineation drilling and is now again ramping up production at the mine;

•	The Company acquired silver streams on the Moss mine in December 2018 and the El Mochito mine in March 2019, the Additional Hope Bay Royalties in August 2019 and the Kinross Portfolio in December 2019, all of which contributed full quarters of royalty or stream income subsequent to their acquisitions;

•	A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past years, including the Florida Canyon mine, the Moss mine, the El Mochito mine, and the Moose River gold mine;

•	Net income being reduced by $0.3 million related to the initial listing costs for the NYSE American and TSX during the three months ended June 30, 2019; and

•	The Company recognized $0.8 million in finance expense during the three months ended September 30, 2018, due to the acceleration of the accretion expense from the early repayment of the $20.0 million CEF Facility on July 31, 2018.

Change in Total Assets

Total assets increased by $32.8 million from March 31, 2020 to June 30, 2020 primarily resulting from an increase in cash on hand from $15.6 million in gross proceeds received from the warrant exercise, drawdown of an additional $10.0 million under the credit facility and the results of operations for the quarter. The net increase in total assets was partially offset by depletion of the Company’s royalty, stream and other interests.

Total assets decreased by $7.7 million from December 31, 2019 to March 31, 2020 primarily resulting from the partial repayment of outstanding amounts under the credit facility using right of first refusal proceeds which were receivable at December 31, 2019, a decrease in carrying value of investments due to disposal and fair value adjustments and depletion of the Company’s royalty, stream and other interests. The net decrease in total assets was partially offset by an increase in cash on hand from drawing down $10.0 million under the credit facility.

Total assets increased by $57.4 million from September 30, 2019 to December 31, 2019 primarily resulting from the acquisition of the Kinross Portfolio, which was financed by the issuance of common shares of the Company, cash flow from operations and drawdown of an additional $18.0 million from the credit facility. The net increase in total assets from the acquisition of the Kinross Portfolio was partially offset by impairment of the Company’s royalty interest on the Amulsar mine and depletion of the Company’s royalty, stream and other interests.

Total assets increased by $40.7 million from June 30, 2019 to September 30, 2019 primarily resulting from the acquisition of the Additional Hope Bay Royalties and the acquisition of common shares in conjunction with the royalty acquisition.

Total assets decreased by $3.5 million from March 31, 2019 to June 30, 2019 primarily resulting from the partial repayment of outstanding amounts under the credit facility using operating cash flow and depletion of the Company’s royalty, stream and other interests.

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Total assets increased by $5.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the purchase of the El Mochito Stream for $7.7 million, which was funded by $3.2 million from the Company’s available cash and drawing down $4.5 million under the credit facility. The net increase in total assets from the purchase of the silver stream was partially offset by depletion of the Company’s royalty, stream and other interests and a reduction of the fair value of the Company’s investments.

Total assets increased by $9.0 million from September 30, 2018 to December 31, 2018 primarily resulting from the acquisition of the silver Stream on Northern Vertex’s Moss mine, which was funded by cash on hand and drawing down on the credit facility.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, (iv) cash operating margin, and (v) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of the adjusted net income and adjusted earnings per share:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income	$3,076	$610	$3,936	$1,768
Other (income) expense	(66)	(63)	70	102
Initial listing costs – NYSE American and TSX	-	286	-	286
Adjusted net income	$3,010	$833	$4,006	$2,156
Divided by:
Basic weighted average number of common shares	122,168,067	108,006,690	120,929,557	107,879,237
Equals:
Adjusted basic earnings per share	$0.02	$0.01	$0.03	$0.02

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ii.	Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Total revenue	$10,971	$6,991	$20,261	$12,659

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	6,412	5,359	12,283	9,717
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,711	$1,305	$1,650	$1,303

iii.	Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash cost of sales is comprised of:
Cost of sales, excluding depletion	$891	$836	$1,870	$1,497
Divided by:
Total Attributable Gold Equivalent ounces sold	6,412	5,359	12,283	9,717
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$139	$156	$152	$154

iv.	Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce sold from the average realized gold price per Attributable Gold Equivalent ounce sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis.

v.	The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by operating activities.

1 The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Streams.

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Liquidity and Capital Resources

As at June 30, 2020, the Company had cash and cash equivalents of $46.4 million (December 31, 2019: $4.8 million) and working capital of $54.1 million (December 31, 2019: $19.9 million). As at June 30, 2020, the Company had $44.0 million available under its credit facility. Subsequent to June 30, 2020, the Company repaid $16.0 million and as a result has $60.0 million available under its credit facility.

Cash flow from operations

For the six months ended June 30, 2020, cash flow from operations was $11.5 million, compared with $7.5 million for the six months ended June 30, 2019, with the increase primarily attributable to the Company’s growing portfolio of cash flowing Royalties and Streams, and a 27% increase in the price of gold, as previously discussed in more detail.

Cash flow from (used in) investing activities

For the six months ended June 30, 2020, the Company had net cash inflows of $11.0 from investing activities primarily due to $12.0 million in right of first refusal proceeds in connection with the acquisition of the Kinross Portfolio. This was partially offset by an investment of $1.0 million in a convertible debenture. During the six months ended June 30, 2019, the Company had net cash outflows from investing activities of $7.7 million, for the cash consideration paid and related acquisition costs for the El Mochito Stream.

Cash flow from (used in) financing activities

During the six months ended June 30, 2020, the Company had net cash inflows from financing activities of $19.1 million, which was primarily the result of the gross proceeds received from the exercise of warrants by Pan American and net inflows from our credit facility, which were partially offset by the payment of dividends and financing costs associated with our credit facility. During the six months ended June 30, 2019, the Company had net cash outflows from financing activities of $0.6 million, which was the result of partial repayment of the Company’s credit facility and financing costs associated with amending the Company’s credit facility agreement. The cash outflows were partially offset by proceeds received from a drawdown on the credit facility and exercise of stock options.

Liquidity

We believe our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing activities related to the acquisition or creation of Royalties and Streams.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

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Purchase Commitments:

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Compensation and benefits	$761	$817	$2,027	$1,260
Share-based compensation	396	707	792	895
Total compensation	$1,157	$1,524	$2,819	$2,155

During the three and six month periods ended June 30, 2020, the Company purchased $0.5 million and $1.1 million, respectively ($0.4 million and $1.0 million for the comparable periods in 2019), of refined gold from Pan American at a price of $650 per ounce purchased under its La Colorada gold Stream agreement. As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2, 3 and 4 of the annual consolidated financial statements, except as outlined below.

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COVID-19 Estimation Uncertainty

In preparing the consolidated financial statements, the Company makes judgements, estimates and assumptions in applying its accounting policies. As disclosed in the annual consolidated financial statements, sources of estimation uncertainty include attributable reserve and resource estimates, fair value of acquired royalty, stream and other interests, impairment of royalty, stream and other interests and income taxes.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines in which the Company holds a Royalty or Stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company prudently withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

New Significant Accounting Policies

Effective January 1, 2020, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At June 30, 2020, the capital structure of the Company consists of $259.6 million (December 31, 2019: $241.7 million) of total equity, comprising share capital, reserves, accumulated other comprehensive (loss) income, and deficit, and $76.0 million (December 31, 2019: $69.0 million) drawn under the Company’s credit facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit facility. The Company is in compliance with its debt covenants as at June 30, 2020.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that affect the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, investments, trade and other payables denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at June 30, 2020, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.2 million and other comprehensive income by $0.7 million, respectively.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company considers anticipated cash flows from operations and its holding of cash and cash equivalents. As at June 30, 2020, the Company had cash and cash equivalents of $46.4 million (December 31, 2019: $4.8 million) and working capital of $54.1 million (December 31, 2019: $19.9 million). In addition, at June 30, 2020 the Company had $44.0 million available under its credit facility. Subsequent to June 30, 2020, the Company repaid $16.0 million and as a result has $60.0 million available under its credit facility.

Other Risks

The Company also holds common shares of certain companies with a combined fair market value as at June 30, 2020 of $7.1 million (December 31, 2019: $7.0 million). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at June 30, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.7 million.

Outstanding Share Data

As at August 12, 2020, the Company had 128,136,979 outstanding common shares, 4,458,124 outstanding share purchase options outstanding with a weighted average exercise price of CAD$3.84 and 10,000,000 outstanding share purchase warrants with a weighted average exercise price of $2.84.

Risks and Uncertainties

A few of the primary risk factors affecting the Company are set forth below. For a full discussion of risk factors, please refer to the section “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Maverix

Maverix’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Maverix has an interest. Mining operations in which Maverix holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Maverix holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Maverix’s profitability, results of operations, financial condition and the trading price of Maverix’s securities. The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company prudently withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

The risks to Maverix’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Maverix’s control, which may have a material and adverse effect on Maverix’s business, financial condition and results of operations. In addition, Maverix may experience business interruptions as a result of suspended or reduced operations at the mines in which Maverix has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Maverix, which could in turn have a material adverse impact on Maverix’s business, operating results, financial condition and the market for its securities. As at the date of this MD&A, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Maverix may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

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Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-paying properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Royalty or Stream, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Third Party Reporting

Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix. In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream amounts owed. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods. As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

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Internal Controls Over Financial Reporting

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as certifying officers of the Company, with the participation of management under the supervision of the CEO and CFO, are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as such terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended June 30, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Disclosure Controls and Procedures

Maverix’s DC&P are designed to provide reasonable assurance that material information relating to Maverix, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Maverix in its annual filings, interim filings or other reported filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated whether there were changes to the DCP during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Forward-Looking Statements and Technical Information

This MD&A contains “forward-looking information” or "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Maverix does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related Maverix’s dividend policy; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus (“COVID-19”), on the Company's business, operations and financial condition; also, those risk factors discussed in this MD&A and under the heading “Risk Factors” in the Company’s AIF for the year ended December 31, 2019 available at www.sedar.com and www.sec.gov.

Forward-looking information in this MD&A includes disclosure regarding the Streams of Maverix and royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to its Royalties. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this MD&A should carefully review the risk factors set out in this MD&A and in the AIF under the heading “Risk Factors”.

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.

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